CHATHAM LODGING TRUST

222 Lakeview Avenue, Suite 200

West Palm Beach, Florida 33401

Telephone: (561) 802-4477

May 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re:	Chatham Lodging Trust

Registration Statement on Form S-3

File No. 333-277517

Dear Ms. De Lorenzo:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Chatham Lodging Trust hereby requests acceleration of effectiveness of the above-captioned registration statement to 9:00 a.m., Eastern Time, on May 6, 2024 or as soon as reasonably practicable thereafter.

If you have questions or comments regarding this request, please call Mark W. Wickersham of Hunton Andrews Kurth LLP at (804) 788-7281.

Very truly yours,

CHATHAM LODGING TRUST

By:	/s/ Jeremy B. Wegner
Jeremy B. Wegner
Senior Vice President and Chief Financial Officer

cc:	Jeremy Wegner Dennis Craven Eric Kentoff

Mark Wickersham